Exhibit 99.(d).(2)

STOCK OPTION GRANT

(Qualified Incentive Stock Option)

THIS STOCK OPTION GRANT is made as of the            day of              , 200   (the “Effective Date”), by XETA TECHNOLOGIES, INC., an Oklahoma corporation (the “Company”), to «FIRSTNAME» «LASTNAME» (the “Grantee”).

Recitals

A.                                   Pursuant to                                                , the Company’s Board of Directors has authorized the grant of certain qualified incentive stock options under the terms of the XETA Technologies 2000 Stock Option Plan (the “Plan”), to certain key individuals (“Key Employees”) who are salaried employees of the Company, and who are expected to contribute, significantly and materially, to the present and future performance of the Company.

B.                                     The Board of Directors has determined that the Grantee is such a Key Employee and has authorized the grant to Grantee of options to acquire «TotalShares» shares of the Company’s $0.001 par value common stock on the terms hereinafter set forth.

C.                                     Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Plan.

GRANT

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and the Company hereby agrees with the Grantee as follows:

1.                                      Option.  The Company hereby grants to the Grantee a qualified incentive stock option (the “Option”) to purchase «TotalShares» shares of the Company’s shares of $0.001 par value common stock (the “Option Shares”), subject to the terms and conditions set forth herein.

2.                                      Option Price.  The price per share payable for the Option Shares shall be $         per share (the “Exercise Price”).

3.                                      Exercise.  Subject to the conditions set forth herein, this Option shall be exercisable, in whole or in part, [INSERT VESTING SCHEDULE] (the “Vesting Date”).  The Option shall be exercised by delivering to the Company at its principal offices at 1814 West Tacoma, Broken Arrow, Oklahoma 74012, together with the Exercise Price, a written notice on or before                     , stating (x) the Grantee’s election to exercise the Option, (y) the number of options being exercised, and (z) that all conditions to exercise have been satisfied.

4.                                      Condition.  Except as otherwise provided in Section 7 of the Plan, this Option shall be exercisable by the Grantee only on the condition (a) that the Grantee shall have been continuously employed by the Company or one of its Subsidiaries as a salaried employee from the Effective Date through the Vesting Date and, (b) that as provided in the Plan, the Grantee shall be so employed on the date of exercise; provided, however, that as permitted by the Plan:

(a)                                  If Grantee’s employment by the Company and/or its Subsidiaries is terminated by his death, and if the Option was otherwise exercisable on the date of death, the Option may be thereafter exercised by his estate or by the person or persons to whom his rights pass by will or by the laws of descent and distribution; provided, however, that such exercise must occur not later than the Expiration Date or within one (1) year after the date of Grantee’s death, whichever first arrives.

(b)                                 If Grantee’s employment is terminated by his Disability, and if this Option was otherwise exercisable on the date of such termination of employment, the Option may be thereafter exercised by Grantee or his duly appointed guardian, if any; provided, however, that such exercise must occur not later than the Expiration Date or within one (1) year after the date of such Disability, whichever first arrives.

(c)                                  If Grantee’s employment is terminated by reason of his Retirement, and if this Option was otherwise exercisable on the date of such Retirement, the Option may be thereafter exercised by Grantee; provided, however, such exercise must occur not later than the Expiration Date or within three (3) months after the date of Grantee’s Retirement, whichever first arrives.

(d)                                 If Grantee’s employment is terminated for any reason other than (i) his death, Disability or Retirement or (ii) “for cause” as defined in the Plan, and if this Option was otherwise exercisable by Grantee on the date of such termination of employment, the Option may be thereafter exercised by the Grantee; provided, however, that such exercise must occur not later than the Expiration Date or within three (3) months after the date of such termination of employment, whichever first arrives.

(e)                                  If Grantee’s employment is terminated “for cause” (as defined in the Plan), this Option shall be immediately forfeited unless already duly exercised prior to the date of such “for cause” termination of employment.

5.                                      Payment.  Full payment of the Exercise Price shall be made at the time of exercising this Option in whole or in part.  The Exercise Price shall be payable upon delivery to the Company of any combination of (i) cash or other immediately available funds or (ii) shares of the Company’s Stock already owned by the Grantee and having a Fair Market Value on the date this Option is exercised equal to the aggregate Exercise Price for the Option Shares being purchased; provided that any portion of the Exercise Price representing a fraction of a share of Stock may be paid only in cash and provided, further, that no shares of Stock which have been held by the Grantee for less than six (6) months may be delivered in payment of the Exercise Price.  No certificates for Option Shares purchased by exercise of this Option shall be issued until full payment therefor has been received by the Company, and the Grantee shall have none of the rights of a shareholder associated with such Option Shares until such certificates have been so issued.

6.                                      Assignment.  This Option is personal to the Grantee and is not transferable or assignable, in whole or in part, except by will or by the laws of descent and distribution upon the death of Grantee, or as otherwise permitted by Section 7 of the Plan.

7.                                      Termination.  To the extent not exercised, this Option shall terminate at the close

of business on                             .

8.                                      Adjustment.  In the event the outstanding shares of common capital stock of the Company as a whole are increased, decreased, changed into, or exchanged for a different number or kind of the Company’s shares or securities, whether through stock dividend, stock split, reclassification, merger, or the like, an approximate and proportionate adjustment shall be made in the number, kind and per share exercise price of shares subject to any unexercised portion of the Option.  Any such adjustment shall be made without a change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each share covered by the Option.

EXECUTED in Broken Arrow, Oklahoma, on and as of the Effective Date.

“Grantor”

XETA TECHNOLOGIES, INC.

[NAME, TITLE]

Accepted as of the             day of                      , 2000.

Printed Name: «FirstName» «LastName»